Exhibit (a)(1)(x)

Aerodrome and Affiliates Announce Certain Changes to the Terms of the
Tender Offers for Series B Shares of Grupo Aeroportuario del Centro Norte

Mexico City, June 16, 2021 – Aerodrome Infrastructure S.à r.l. (“Aerodrome”) along with its affiliates Servicios de Tecnología Aeroportuaria, S.A. de C.V. (“SETA”), Bagual S.à r.l. (“Bagual”), Grenadier S.à r.l. (“Grenadier”), Pequod S.à r.l. (“Pequod”), Harpoon S.à r.l. (“Harpoon”), Expanse S.à r.l. (“Expanse”), Fintech Holdings Inc. (“FH”), and David Martínez (“Mr. Martínez” and, together with Aerodrome, SETA, Bagual, Grenadier, Pequod, Harpoon, Expanse and FH, the “Offerors”), announced today in connection with their previously announced U.S. offer to purchase for cash (the “U.S. Offer”) up to 97,527,888 outstanding series B shares (“Series B Shares”), including Series B Shares represented by American depositary shares (“ADS,” each ADS representing eight Series B Shares, and, together with the Series B Shares, the “Securities”) of Grupo Aeroportuario del Centro Norte, S.A.B. de C.V. (“OMA”), that the Offerors expect to be unable to consummate a financing transaction yielding net proceeds sufficient to fund the aggregate cash consideration to be paid in the U.S. Offer and, therefore, the Offerors expect that the financing condition relating to the U.S. Offer will not be satisfied on or prior to 8:00 a.m., New York City time on June 22, 2021, the original expiration date of the U.S. Offer (the “Original Expiration Date”).

As a result, the Offerors have decided to effect certain changes to the terms of the U.S. Offer and the terms of the concurrent offer by Aerodrome in Mexico directed to holders of Series B Shares, but not holders of ADSs (the “Mexican Offer” and, together with the U.S. Offer, the “Offers”) as follows:

-	reduce the aggregate amount of Series B Shares, including Series B Shares represented by ADSs, that the Offerors are offering to purchase in the Offers from 97,527,888 outstanding Series B Shares to 60,155,201 Series B Shares. If the Offers are fully subscribed, the Offerors will beneficially own approximately 30.1% of OMA’s outstanding capital stock upon completion of the Offers;

-	waive any financing condition that must be satisfied on or prior to the expiration of the Offers. The Offerors expect to fund the aggregate cash consideration to be paid in the Offers with cash on hand and the proceeds of intercompany loans from related parties of the Offerors;

-	waive any minimum tender condition that must be satisfied on or prior to the expiration of the Offers; and

-	as a result of the changes described above, the Offerors are:

o	extending the Original Expiration Date of the Offers to 8:00 a.m., New York City time on June 30, 2021 (the “New Expiration Date”) to allow a minimum 10 (ten) business-day period from the date of this announcement to the New Expiration Date for adequate dissemination of this announcement to holders of Securities and investor response; and

o	extending the period for holders of Securities to exercise withdrawal rights to the New Expiration Date. Any Securities previously tendered and to be tendered prior to the New Expiration Date may be withdrawn at any time at or prior to the New Expiration Date but not thereafter, unless withdrawal rights are required to be reinstated in accordance with applicable law, including in the event tendered Securities have not been accepted for purchase by July 22, 2021 (the day that is 60 days after the commencement date of the Offers).

As a result of these changes, the Offerors expect to settle the Offers and pay for tendered and accepted Securities promptly after the New Expiration Date, expected to be 6 (six) business days after the New Expiration Date.

American Stock Transfer & Trust Company, LLC, the ADS receiving agent, and J.P. Morgan Casa de Bolsa, S.A. de C.V., J.P. Morgan Grupo Financiero, the Series B Shares receiving agent, have advised the Offerors that, as of 5:00 p.m., New York City time on June 16, 2021, 52,930 Series B Shares and 273,479 ADSs (representing 2,187,832 Series B Shares) have been tendered pursuant to the Offers.

The U.S. Offer is being made upon the terms and subject to the conditions set forth in the U.S. offer to purchase, dated May 24, 2021 (as amended and restated from time to time, the “U.S. Offer to Purchase”), and the related ADS letter of transmittal, the Series B acceptance letter and related documents filed by the Offerors with the Securities and Exchange Commission (the “U.S. Tender Offer Materials”). Other than as described herein, all other terms and conditions of the Offers as described in the U.S. Tender Offer Materials remain unchanged and are in full force and effect.

Holders are advised to check with any bank, securities broker or other intermediary through which they hold Securities as to when such intermediary would need to receive instructions from such holder in order for that holder to be able to participate in, or withdraw their instruction to participate in, the U.S. Offer, before the deadlines specified herein and in the U.S. Tender Offer Materials. The deadlines set by any such intermediary and the relevant clearing systems for the submission and withdrawal of tender instructions will also be earlier than the relevant deadlines specified herein and in the U.S. Tender Offer Materials.

* * *

This press release is for informational purposes only and does not constitute an offer to buy or a solicitation of an offer to sell any securities of OMA. Complete terms and conditions of the U.S. Offer are set forth in the U.S. Tender Offer Materials. Holders of Securities are urged to carefully read the U.S. Tender Offer Materials, as well as any amendments and supplements to those documents, because they contain important information. This announcement is not for publication, release or distribution in or into or from any jurisdiction where it would otherwise be prohibited.

Copies of the U.S. Tender Offer Materials are available free of charge from D.F. King & Co., Inc., the U.S. information agent for the U.S. Offer. The U.S. information agent may be contacted at, for bankers and brokers call collect: (212) 269 5550, all others call toll free: (800) 488-8035, email: OMA@dfking.com.

The ADS receiving agent for the U.S. Offer is American Stock Transfer & Trust Company, LLC. The ADS receiving agent may be contacted at: (877) 248-6417 or (718) 921-8317, fax (718) 234-5001. The Series B receiving agent for the U.S. Offer is J.P. Morgan Casa de Bolsa, S.A. de C.V., J.P. Morgan Grupo Financiero. The Series B receiving agent may be contacted at: +(52 55) 5540-9317.

Forward-Looking Statements

This announcement contains forward-looking statements. Forward-looking statements are information of a non-historical nature or which relate to future events and are subject to risks and uncertainties. No assurance can be given that the transactions described herein will be consummated or as to the ultimate terms of any such transactions. The Offerors undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

Media Contact:

D.F. King & Co., Inc.

48 Wall Street, 22nd Floor, New York, NY 10005

Attention: Geoffrey Weinberg

(917) 473-2984

Bankers and Brokers Call Collect: (212) 269-5550

All Others Call Toll-Free: (800) 488-8035

Email: OMA@dfking.com

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